Carl T. Berquist

Executive Vice President

and Chief Financial Officer

301-380-4326 Phone

301-380-5067 Fax

e-mail: carl.berquist@marriott.com

January 13, 2010

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

RE: Marriott International, Inc.

Form 10-Q for the quarter ended September 11, 2009

File No. 001-13881

Dear Mr. Gordon,

On behalf of Marriott International, Inc. (“Marriott”), this letter summarizes our telephone conversation today with you and other members of the Staff regarding our filing referenced above and our response letter to you dated January 7, 2010.

In future filings, we will reclassify to the operating section of our consolidated statements of income both (1) the $43 million provision for loan losses related to loans made to certain hotel property owners; and (2) other provisions for loan losses presented in prior periods related to loans made in the normal course of our operations.

In contrast to our response letter dated January 7, 2010, we will not reclassify to the operating section of our consolidated statements of income either the $5 million and $20 million in interest income for the twelve and thirty-six week periods ended September 11, 2009, respectively, or interest income for all comparative periods.

We acknowledge that (1) Marriott is responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Marriott’s filings; and (3) Marriott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Mr. Daniel L. Gordon

January 13, 2010

We hope you find that this response answers the Staff’s questions, but please contact Carl Berquist, Executive Vice President and Chief Financial Officer, at (301) 380-4326 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Carl T. Berquist
Carl T. Berquist
Executive Vice President and Chief Financial Officer